UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2025

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Termination of Trust Agreement for Acquisition of Treasury Shares

Shinhan Financial Group (hereafter SFG) announced on June 23, 2025 that Board of directors have decided to terminate the trust agreement SFG had entered into on February 6, 2025 to acquire treasury shares. The number of treasury shares acquired upon termination of the trust agreement is 10,347,131 which will be kept in Shinhan Financial Group’s corporate account. Before the termination of this trust agreement, the total number of treasury shares that SFG holds is 10,347,131, 2.1% of the total number of shares issued.

Total Contract Amount		Before Termination	500,000,000,000
		After Termination	0
Contract Period (Before Termination)		Effective Date	February 7, 2025
		Termination Date	August 6, 2025
Reason for Termination			Early termination of the trust agreement upon completion of the planned share buyback
Counterparty			NH Investment & Securities
Scheduled Termination Date			June 23, 2025
Method of Return of Trust Properties upon Termination			Return of cash and treasury shares
Number of Treasury Shares Held Prior to Termination	Acquisitions from Profits Available for Dividend*	Common Shares (Percentage)	10,347,131 (2.1%)
		Other Shares	-
	Other Acquisitions**	Common Shares (Percentage)	1 (0.0%)
		Other Shares	-
Date of Resolution by the Board of Directors			-

* The ‘Number of treasury shares held prior to termination – other Acquisitions’ are fractional shares acquired during the comprehensive stock exchange process (Orange Life, Neoplux, etc.) pursuant to Article 341-2(Acquisition of treasury stocks for a specific purpose) of the Korean Commercial Act

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: June 23, 2025	By:	/s/ CHUN Sang Yung

Name: CHUN Sang Yung
Title: Chief Financial Officer